FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                02 April, 2007


                               File no. 0-17630


                           Blocklisting Interim Review



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  Blocklisting Interim Review









BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd April 2007



Name of applicant:       CRH plc



Name of scheme:          1990 Share Option Scheme (95/4438d)



Period of return: From:  01.10.06   To:   31.03.07



Balance under scheme from previous return:          9,092,526



The amount by which the block scheme has             -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                              841,346



Balance under scheme not yet issued/allotted
at end of period:                                8,251,180



Number and class of securities originally   11,000,000 Ordinary
listed and the date of admission            Shares of EUR0.32 each on
                                            4th October 1995
                                            and 15,500,000 Ordinary
                                            Shares of EUR0.32 each on
                                            26th March 2002



Total number of securities in issue at the end         543,448,283
of the period




Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                           BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd April 2007



Name of applicant:       CRH plc



Name of scheme:          1990 U.K. Share Option Scheme (95/4438e)



Period of return: From:    01.10.06   To:  31.03.07



Balance under scheme from previous return:          162,715



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                              5,592



Balance under scheme not yet issued/allotted
at end of period:                                  157,123



Number and class of securities originally          1,100,000 Ordinary Shares
                                                   of EUR0.32 each on
listed and the date of admission                   4th October 1995
                                                   and 400,000 Ordinary Shares
                                                   of EUR0.32 each on
                                                   6th December 2001



Total number of securities in issue at the end         543,448,283
of the period






Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                          BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd April 2007



Name of applicant:       CRH plc



Name of scheme:          2000 Share Option Scheme (RA/CRHplc/00024)



Period of return: From:    01.10.06   To:       31.03.07



Balance under scheme from previous return:          19,291,552



The amount by which the block scheme has            -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                               1,019,711



Balance under scheme not yet issued/allotted         18,271,841
at end of period:



Number and class of securities originally           1,500,000 Ordinary Shares
listed and the date of admission                    of EUR0.32 each on
                                                    26th March 2002 and
                                                    20,000,000 Ordinary
                                                    Shares of EUR0.32 each on
                                                    7th April 2006.



Total number of securities in issue at the end         543,448,283
of the period






Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                           BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd April 2007



Name of applicant:       CRH plc



Name of scheme:          2000 Share Option Scheme (United Kingdom)

                                    (RA/CRHplc/00023)



Period of return: From:    01.10.06   To:   31.03.07



Balance under scheme from previous return:          640,527



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                              17,711



Balance under scheme not yet issued/allotted
at end of period:                                  622,816



Number and class of securities originally          700,000 Ordinary Shares
                                                   of EUR0.32 each on
listed and the date of admission                   6th December 2001


Total number of securities in issue at the end         543,448,283
of the period






Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd April 2007



Name of applicant:       CRH plc



Name of scheme:          2000 Savings Related Share Option Scheme (Republic
                         of Ireland) (RA/CRHplc/00024)

Period of return: From:     01.10.06   To:       31.03.07



Balance under scheme from previous return:          405,302



The amount by which the block scheme has            -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                              26,392



Balance under scheme not yet issued/allotted
at end of period:                                378,910



Number and class of securities originally              625,000 Ordinary Shares
                                                       of EUR0.32 each on
listed and the date of admission                       26th March 2002



Total number of securities in issue at the end         543,448,283
of the period




Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                      BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 2nd April 2007



Name of applicant:       CRH plc



Name of scheme:          2000 Savings Related Share Option Scheme (United
Kingdom)

                                    (RA/CRHplc/00020)



Period of return: From:  01.10.06   To:       31.03.07



Balance under scheme from previous return:          67,301



The amount by which the block scheme has           -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under
scheme during period:                             9,658



Balance under scheme not yet issued/allotted
at end of period:                                 57,643



Number and class of securities originally         600,000 Ordinary Shares
                                                  of EUR0.32 each on
listed and the date of admission                  15th June 2001



Total number of securities in issue at the end         543,448,283
of the period






Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  CRH public limited company
                                                         (Registrant)





Date:  02 April, 2007




                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director